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                              March 21, 2024

       William Fehrman
       Chief Executive Officer
       Centuri Holdings, Inc.
       19820 North 7th Avenue, Suite 120
       Phoenix, AZ 85027

                                                        Re: Centuri Holdings,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 1,
2024
                                                            CIK No. 0001981599

       Dear William Fehrman:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       October 19, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Industry, page 5

   1. We note your disclosure that according to the Edison Electric Institute, total capital expenditures more than
doubled from $74 billion to $168 billion between 2010 and 2025 among the major public
investor-owned U.S. electric utilities. Please revise to disclose the date that such
information was published and clarify the extent to which this information is forecasted
information.
 William Fehrman
FirstName  LastNameWilliam  Fehrman
Centuri Holdings, Inc.
Comapany
March      NameCenturi Holdings, Inc.
       21, 2024
March2 21, 2024 Page 2
Page
FirstName LastName
Management
Executive Officers and Directors, page 120

2. Please revise to disclose the period during which Karen Haller has served as President and
         Chief Executive Officer of Southwest Gas Holdings and Chief Executive Officer of
         Southwest Gas Corporation.
Centuri Group, Inc. Audited Consolidated Financial Statements
8. Goodwill and Intangible Assets, page F-26

3. We note that you recorded significant goodwill impairment charges related to the Riggs
         Distler reporting unit in both fiscal 2022 and 2023. Please address the following points:
             Provide a description of the facts and circumstances leading to the impairments in each year to comply with ASC 350-20-50-2(a).
             Tell us how you considered the goodwill impairments and their underlying triggers in assessing potential impairment of the intangible and long lived assets at Riggs
             Distler.
             Please discuss the impairments in your results of operations within management's discussion and analysis.

       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      John Hensley